6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 2, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                BASF: Acquisitions Strengthen Profitable Growth


    -- Increase in sales (up 28 percent) and EBIT before special items (up 22 percent)

    --  Acquired businesses meet expectations: Synergies of EUR
        290 million per year

    --  Additional global program to increase efficiency:
        Cost savings of EUR 300 million per year by 2008

    -- Outlook for 2006 confirmed: Sales to increase significantly to more than EUR 50 billion and higher EBIT before special items compared with the previous year's strong level

    Business Editors/Chemicals Writers

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Nov. 2, 2006--BASF - The Chemical Company (NYSE:BF) (FWB:BAS) (LSE:BFA) is continuing on its profitable growth path: The third quarter of 2006 is the thirteenth quarter in succession in which the company has posted an increase in sales. "We have achieved a new earnings level, and in doing so, three things are important: First, our chemicals businesses were again very successful in the third quarter. Second, the newly acquired businesses have met our expectations. And third, we are continuously improving our sites and business processes," said Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktien-gesellschaft:

    The third quarter of 2006 followed on seamlessly from BASF's strong performance in the first half of the year. Demand for its high-value products and system solutions continued unabated. In its chemicals businesses, BASF again recorded higher sales volumes compared with last year's already high level. Despite high and very volatile raw material prices, the company was largely successful in passing on necessary price increases to the market.

    Sales climbed 28 percent to EUR 13.3 billion. The newly acquired businesses - Engelhard, Degussa Construction Chemicals and Johnson Polymer - contributed EUR 1.8 billion to this dynamic growth.

    Income from operations (EBIT) before special items rose by 22 percent to EUR 1.6 billion in the third quarter.

    Cumulative sales in the first nine months of 2006 increased by 23 percent to more than EUR 38 billion. EBIT before special items increased by 19 percent to EUR 5.4 billion in the same period.

    BASF confirms optimistic outlook for full-year 2006

    In the fourth quarter, BASF expects demand for its products to remain strong. Despite an easing in the oil price, raw material costs remain high and margins are therefore still under pressure. Geopolitical tensions and regional conflicts are continuing to result in highly volatile raw material prices, which are now also impacting agricultural products.

    For full-year 2006, Hambrecht continues to expect sales to increase to more than EUR 50 billion and higher EBIT before special items compared with the previous year's strong level.

    Strong sales growth in Chemicals segment

    In the Chemicals segment, BASF posted significantly higher sales (plus 67 percent) and EBIT before special items (plus 66 percent). This was primarily due to the acquired catalysts business, as well as to higher sales volumes and price increases.

    BASF also recorded double-digit growth in sales (plus 10 percent) and EBIT before special items (plus 18 percent) in its Plastics segment, in particular due to the improvement in earnings in the Performance Polymers division.

    Sales (plus 41 percent) and EBIT before special items (plus 11 percent) also rose by double-digit amounts in the Performance Products segment. Above all, a decline in margins for acrylic monomers negatively impacted earnings. Due to the contribution of the acquired businesses, EBIT before special items was nevertheless higher than in the third quarter of 2005.

    Sales (minus 3 percent) and EBIT before special items (minus
100 percent) declined in the Agricultural Products & Nutrition segment. Lower sales prices and currency effects, in particular in Brazil, had a negative impact on the Agricultural Products business.

    Due to persistently high crude oil prices, sales (plus 30 percent) and EBIT before special items (plus 26 percent) in the Oil & Gas segment were again significantly higher than in the same period of 2005.

    EUR 290 million in synergies through integration of new businesses

    The number one topic at BASF in 2006 has been acquisitions, and the integration of the new businesses is proceeding as planned. BASF expects the combination of the acquired businesses with its existing ones to result in synergies amounting to EUR 290 million per year by 2010. Of this amount, the largest share of EUR 160 million is anticipated to come from Engelhard; Degussa's construction chemicals and Johnson Polymer are likely to contribute EUR 100 million and EUR 30 million, respectively. These synergies will primarily result from the elimination of overlapping functions and processes, for example in administration, marketing and sales, and logistics. There will be an associated reduction of approximately 1,000 positions worldwide:
Approximately 800 are related to former Engelhard activities and approximately 200 to Degussa's construction chemicals business. BASF estimates that one-time integration costs of about EUR 200 million are needed to achieve the annual synergy effects of EUR 290 million.

    Greater efficiency to reduce costs by EUR 300 million per year

    BASF has established a new global program to further increase efficiency and streamline business processes. The program includes a number of site and plant restructuring measures. The company expects it to result in total savings of EUR 300 million per year by 2008. Implementation of the program will result in total one-time expenditures of EUR 160 million as well as write-downs of EUR
270 million, with the larger part being recorded in 2006. The measures are associated with a reduction of 1,000 positions, primarily in Asia and North America. The large majority of these reductions have already been communicated in the regions.

    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has over 95,000 employees and posted sales of more than EUR 42.7 billion in 2005. BASF shares are traded on the stock exchanges in Frankfurt
(BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    Note to editors:

    With immediate effect, BASF offers you the opportunity to obtain all of its press releases free of charge via an RSS feed. This allows you to receive up-to-date news about BASF directly on your computer, quickly and simply. Further information can be found at www.basf.de/rss/e. Here, you can also subscribe to the RSS feed and select your topics of interest.

    On November 2, 2006, you can also obtain further information from the Internet at the following addresses:

    Interim report (from 7:30 a.m. CET)

    corporate.basf.com/interimreport (English)

    corporate.basf.com/zwischenbericht (German)

    Press release (from 7:30 a.m. CET)

    www.corporate.basf.com/pressrelease (English)

    corporate.basf.com/pressemitteilungen (German)

    Live transmission of telephone conference

    (from 10:30 a.m. CET)

    corporate.basf.com/pcon (English)

    corporate.basf.com/pk (German)

    Speech Dr. Jurgen Hambrecht/Dr. Kurt Bock - print version

    (from 10:30 a.m. CET)

    corporate.basf.com/pressconference (English)

    corporate.basf.com/pressekonferenz (German)

    Photos (from 7:30 a.m. CET)

    corporate.basf.com/photos (English)

    corporate.basf.com/fotos (German)

    Information about BASF shares

    www.basf.com/share (English)

    www.basf.com/aktie (German)

    Live transmission Analyst Conference (from 3:00 p.m. CEST)

    www.basf.com/share (English)

    www.basf.com/aktie (German)

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. The Annual Report 2005 on Form 20-F will be available on the Internet at corporate.basf.com as of March 14, 2006. We do not assume any obligation to update the forward-looking statements contained in this release.

    Third-Quarter Results 2006

    July - September 2006

    --  Sales up 28%

    --  EBIT before special items up 22%

    --  Integration of acquisitions proceeding as planned

    -- Outlook confirmed: Sales to increase to more than EUR 50 billion and higher EBIT before special items compared with the previous year's strong level



Overview                                             3rd Quarter
Million EUR                                                     Change
                                                  2006    2005    in %
Sales                                           13,299  10,361   28.4
Income from operations before interest, taxes,
 depreciation and amortization (EBITDA)          2,368   1,843   28.5
Income from operations (EBIT) before special
 items                                           1,615   1,327   21.7
Income from operations (EBIT)                    1,438   1,262   13.9
Financial result                                  (133)    176      .
Income before taxes and minority interests       1,305   1,438   (9.2)
Net income                                         613     808  (24.1)
Earnings per share (EUR)                          1.22    1.55  (21.3)
EBIT before special items in percent of sales     12.1    12.8      -
Cash provided by operating activities            1,355   1,929  (29.8)
Additions to fixed assets(a)                     3,922     408      .
Excluding acquisitions                             601     408   47.3
Amortization and depreciation(a)                   930     581   60.1
Segment assets (end of period)(b)               38,994  28,106   38.7
Personnel costs                                  1,614   1,419   13.7
Number of employees (end of period)             95,518  80,695   18.4

Overview                                        January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                          38,136  31,025   22.9
Income from operations before interest, taxes,
 depreciation and amortization (EBITDA)         7,143   6,011   18.8
Income from operations (EBIT) before special
 items                                          5,390   4,547   18.5
Income from operations (EBIT)                   5,084   4,348   16.9
Financial result                                  (89)    139      .
Income before taxes and minority interests      4,995   4,487   11.3
Net income                                      2,483   2,447    1.5
Earnings per share (EUR)                         4.91    4.63    6.0
EBIT before special items in percent of sales    14.1    14.7      -
Cash provided by operating activities           3,563   4,010  (11.1)
Additions to fixed assets(a)                    9,479   1,620  485.1
Excluding acquisitions                          1,565   1,252   25.0
Amortization and depreciation(a)                2,059   1,663   23.8
Segment assets (end of period)(b)                   -       -      -
Personnel costs                                 4,436   4,089    8.5
Number of employees (end of period)                 -       -      -


    (a) Tangible and intangible fixed assets (including acquisitions)

    (b) Tangible and intangible fixed assets, inventories and business-related receivables

    Contents



 1 BASF Group Business Review
 3 BASF Shares
 4 Significant Events and Outlook
 5 Chemicals
 6 Plastics
 7 Performance Products
 8 Agricultural Products & Nutrition
 9 Oil & Gas
10 Regions
11 Overview of Other Topics
12 Consolidated Statements of Income
13 Consolidated Balance Sheets
14 Consolidated Statements of Cash Flows
15 Consolidated Statements of Recognized
   Income and Expense
16 Consolidated Statements of Stockholders'
   Equity
17 Segment Reporting
19 Explanations to the Interim Financial
   Statements


    News from our innovation centers

    Probiotic bacteria fight caries and body odor

    BASF develops innovative oral hygiene and personal care products

    The concept of using probiotic bacteria to provide natural defense against harmful organisms allows BASF Future Business GmbH to develop innovative products for oral hygiene and personal care. Suitable lactic acid bacteria (lactobacilli) are selected from the extensive collection of cultures from the project partner Organo-Balance GmbH, Berlin, and jointly developed to market. Promising applications for probiotic bacteria include fighting cariogenic microorganisms, preventing body odor and regenerating the skin's protective microbial flora.

    Oral hygiene

    The bacterium responsible for caries, Streptococcus mutans, persistently colonizes the surface of the teeth, where it converts sugar into aggressive acids that break down the enamel. To substantially diminish the risk of caries, it is important to significantly reduce the concentration of harmful bacteria in the oral cavity. With Lactobacillus anti-caries, scientists have found an agent that effectively binds to the caries-causing bacteria and prevents them from adhering to the surface of the teeth. The effectiveness has been demonstrated. BASF Future Business expects the first oral hygiene products containing probiotic lactobacilli to appear in 2007.

    Personal care

    Our skin is naturally populated with different types of microorganisms. Ideally, those with beneficial health effects - known as commensal microorganisms - dominate over likewise occurring harmful bacteria. If this system gets out of balance, the appearance, health and well-being of the skin are adversely affected. This may occur, for example, after washing or showering. In such cases Lactobacillus stimulans can promote the rapid regeneration of the skin's protective microbial flora. By secreting growth-promoting substances, it stimulates colonization by its healthful relatives. Because of their major cosmetic relevance, these microorganisms are interesting candidates for use in lotions and creams and in medicinal ointments and plasters.

    A third application for beneficial lactobacilli is the prevention of body odor. Bacteria are responsible for creating odor, for example in the armpits or on the feet. Lactobacillus pes-odoris, which specifically inhibits the odor-producing bacteria of the feet, and Lactobacillus ala-odoris, which prevents the formation of odor in the armpits, provide a remedy for these situations. Both lactobacillus cultures can improve the effectiveness of deodorants, foot sprays and lotions.

    Depending on the application, desired effect and formulation required for a cosmetic product, probiotic lactic acid bacteria can be used in either a live encapsulated or in a live or inactivated freeze-dried form. In the exclusive cooperative enterprise between the two project partners, OrganoBalance conducts screening for suitable microorganism cultures in its own collection of microbial strains as well as the fundamental scientific research, while BASF Future Business is responsible for fermentation of the strains and their further processing, customer-specific formulation and marketing.

    The first oral hygiene products containing probiotic bacteria are expected to reach the market in 2007.

    News from our innovation centers

    Chemistry keeps the black gold gushing

    Drilling and production island in the Mittelplate oil field in the North Sea. A consortium consisting of RWE Dea and Wintershall has been producing crude oil from the largest German deposit since 1987.

    Oilfield chemicals from BASF help increase production efficiency

    With its full range of oilfield chemicals BASF plays a major role in the extraction of crude oil. From the first test drill onward, BASF products accompany the entire production process and allow deposits to be accessed much more intensively. Only thanks to these products is it possible to achieve oil extraction levels of 50% and more.

    The drill head has to be cooled and lubricated, the cuttings dispersed and flushed upwards: The technical process is optimized by drilling fluid additives circulating in the closed system. Other chemicals prevent the surrounding rock formations from swelling, which could otherwise trap the drill or even damage it. But drilling alone is not the whole story. The boreholes, which are up to 11 kilometers in length, have to be stabilized with a circular jacket of cement dow to the oil-bearing stratum. BASF additives are used to control the flowability and setting time of the cement, allowing it to be ideally adjusted to the prevailing conditions. And even when the borehole has finally advanced as far as the deposit, the engineers are often called upon to provide ingenious solutions. Oil doesn't just lie around in underground lakes waiting to be pumped to the surface. Rather, it is enclosed in porous rock formations that only grudgingly yield up their riches. To promote the flow of oil, the tiny pores in the stone are widened with the aid of chemicals.

    To keep the pores permeable despite the rock formations bearing down on them, special support materials called proppants are required. These include special sands produced by the U.S. manufacturer Engelhard, which was recently acquired by BASF. This specially coated sand consists of perfectly spherical particles, allowing it to be pumped underground like a liquid, while creating a maximum of hollow spaces as permeable pathways through which the oil can flow.

    The inherent pressure within the crude oil containing formation rapidly decreases, but is usually maintained by forcing water into the deposit through injection boreholes sunk at the edge of the oilfield. The water then mixes with the crude oil - a water content of 95% is completely normal. These resulting water and oil mixtures are very difficult to separate and this is where customized demulsifiers from BASF come in to play. These substances are special surfactants which greatly accelerate the natural separation of oil and water. And this is the case even though as little as 10 to 15 grams are sufficient to separate 1 metric ton of an oil-water mixture.

    BASF acts as a raw materials supplier for internationally operating service companies whose experts formulate the required finished product for the major oil companies directly at the borehole. The market for oilfield chemicals has now reached a volume of around $4 billion with an estimated annual growth of 5%. By acquiring the U.S. company Engelhard Corporation and the construction chemicals business of Degussa in 2006, BASF has greatly increased its expertise in the areas of special sands, cement additives and polymers for drilling fluids and can offer its customers an even broader product portfolio.

    BASF Group Business Review

    --  Sales up 28%

    --  EBIT before special items up 22%

    --  Net income declines due to special items

    Sales

    Compared with the same period of 2005, third-quarter sales increased by 28% to EUR 13.3 billion. Sales growth was driven in particular by the acquisition of Engelhard, Degussa's construction chemicals business and Johnson Polymer, as well as by higher sales prices in the chemicals businesses and in the Oil & Gas segment.

    The following factors led to the increase in sales:

    Factors influencing sales in comparison with previous year



% of sales               3rd Quarter Jan.-Sept.
Volumes                           3          6
Prices                            9          9
Acquisitions/divestitures        18          7
Currencies                       (2)         1
                                 28         23


    The Chemicals segment achieved the highest sales growth as a result of the Catalysts division arising from the acquisition of Engelhard Corporation. The other divisions in this segment also increased volumes and prices.

    Higher sales prices in the Styrenics division and a rise in sales volumes in the Polyurethanes division were the main reasons for the rise in sales in the Plastics segment.

    In the Performance Products segment, sales were driven by the acquisitions that closed on July 1, 2006. The sales growth was due primarily to the activities acquired from Degussa in the new
Construction Chemicals division and the Johnson Polymer business that has been assigned to the Performance Chemicals division.

    Third-quarter sales by segment



Million EUR
Chemicals           2006           3,442    67%
                    2005           2,063
Plastics            2006           3,256    10%
                    2005           2,957
Performance         2006           2,959    41%
Products            2005           2,106
Agricultural        2006             973   (3)%
 Products
& Nutrition         2005           1,008
Oil & Gas           2006           2,116    30%
                    2005           1,630


    Sales declined in the Agricultural Products & Nutrition segment as a result of lower sales prices and currency effects. In the Agricultural Products division, divestitures to optimize the portfolio also led to a decline in sales. The Fine Chemicals division posted higher sales as a result of the pharma custom synthesis business of the Orgamol Group that was acquired in the fourth quarter of 2005, as well as the personal care products acquired from Engelhard Corporation.

    In the Oil & Gas segment, sales increased significantly due to higher prices.



Special items
                     1st Quarter  2nd Quarter 3rd Quarter 4th Quarter
Million EUR           2006  2005  2006  2005  2006  2005  2006  2005
Special items in:
  - Income from
   operations          (16)  (64) (113)  (70) (177)  (65)       (109)
  - Financial result     -     -     -     -     -   222           -
                       (16)  (64) (113)  (70) (177)  157        (109)


    Earnings

    Compared with the same period of 2005, income from operations
(EBIT) before special items rose by 22% to EUR 1,615 million.

    In the Chemicals segment, we significantly increased EBIT before special items due to higher sales volumes and better margins in the Petrochemicals and Intermediates divisions.

    Earnings in the Plastics segment improved above all due to higher margins in the Performance Polymers division.

    In the Performance Products segment, the earnings growth was due primarily to the new Construction Chemicals division. In the Functional Polymers division, margins remained under pressure from higher raw material costs.

    The Agricultural Products division was severely affected by the extremely difficult situation of customers in Brazil. The loss posted due to the seasonal nature of the business increased.

    In the Fine Chemicals division, earnings rose due to a reduction in fixed costs and the contribution of Engelhard's personal care products.

    As a result of higher sales prices, the Oil & Gas segment recorded significantly higher earnings in both the exploration and production and the natural gas trading business sectors.

    Compared with the same period of 2005, third-quarter EBIT rose by 14% to EUR 1,438 million. Special items in income from operations were related to the mothballing of the THF plant in Caojing, China; the use of step-up on inventory associated with the acquisition of Degussa's construction chemicals business; and restructuring measures in the Fine Chemicals division. Use was made of a provision established in the first half of 2006 for restructuring measures.

    Third-quarter EBIT before special items



Million EUR
Chemicals           2006             444    66%
                    2005             268
Plastics            2006             316    18%
                    2005             267
Performance         2006             239    11%
Products            2005             216
Agricultural        2006             (46)(100)%
 Products
& Nutrition         2005             (23)
Oil & Gas           2006             749    26%
                    2005             594


    The financial result declined by EUR 309 million to EUR (133) million. Interest expenses rose in connection with financing for the acquisitions. The third quarter of 2005 also included a special gain from the sale of our stake in Basell.

    Income before taxes and minority interests declined by 9% to EUR 1,305 million as a result of the significantly lower financial result.

    The tax rate was 49% compared with 43% in the third quarter of 2005, which contained the tax-free gain from the Basell sale. The greater share of EBIT from the Oil & Gas segment also contributed to the rise in the tax rate. In the third quarter of 2006, foreign taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 349 million compared with EUR 317 million in the same period of the previous year.

    Net income declined by 24% to EUR 613 million. Earnings per share were EUR 1.22 compared with EUR 1.55 in the third quarter of 2005.

    BASF Shares

    --  BASF shares flat in third quarter

    -- Share buybacks for over EUR 800 million in the first nine months



BASF shares                                    3rd Quarter Jan.- Sept.
                                               2006        2006
Performance (with dividends reinvested)
BASF (%)                                              0.6         0.4
DAX 30 (%)                                            5.7        11.0
EURO STOXX 50 (%)                                     7.2        11.4

Share prices and trade (XETRA trading)
Average (EUR )                                      62.73       63.42
High (EUR )                                         64.93       69.49
Low (EUR )                                          60.69       58.97
Close (EUR )                                        63.15       63.15
Average daily trade in shares (million shares)       2.65        3.01


    BASF share performance

    At the end of the third quarter, BASF shares were trading at EUR
63.15 or at almost the same price as at the end of the second quarter. As a result, BASF shares did not perform as well as the DAX 30 and EURO STOXX 50 indices, which gained 5.7% and 7.2%, respectively, in the third quarter.

    In the first nine months of 2006, BASF shares rose in value by 0.4% (assuming reinvestment of the dividend). The performance of the DAX 30 and EURO STOXX 50 indices in the same period was 11.0% and 11.4%, respectively.

    At the beginning of September, BASF shares were included in the Dow Jones Sustainability World Index (DJSI World) for the sixth year in succession. The DJSI World is the most important sustainability index and represents the top 10% of the largest 2,500 companies in the Dow Jones Global Index in terms of sustainability in their respective industries.

    Share buybacks

    In the third quarter of 2006, BASF Aktiengesellschaft bought back
2.03 million shares on the stock exchange for a total of EUR 127.4 million or an average price of EUR 62.76 per share.

    Up to the end of the third quarter, BASF had bought back 7.46 million shares for a total of EUR 469.5 million under the EUR 500 million share buyback program that was announced in February 2006. As a result, BASF bought back shares for more than EUR 800 million in the first nine months of 2006.

    We also plan to buy back shares in the future.

    Up-to-date information on BASF shares is available on the Internet at www.basf.de/share.

    You can reach BASF's investor relations team by calling +49 621 60-48230 or by sending an e-mail to investorrelations@basf.com.

    Significant Events and Outlook

    Significant events

    On August 18, BASF, Huntsman and their Chinese partners - Shanghai Hua Yi (Group Company), Sinopec Shanghai Gao Qiao Petrochemical Corporation and Shanghai Chloro-Alkali Chemical Co. Ltd. - held an opening ceremony at the Shanghai Chemical Industry Park to celebrate the startup of their integrated isocyanates complex. The project involved a total capital expenditure of $1 billion. The complex has a capacity of 240,000 metric tons per year of crude MDI (diphenylmethane diisocyanate) and 160,000 metric tons of TDI (toluene diisocyanate) per year and will serve the rapidly growing market for polyurethanes in China.

    On September 14, BASF and SINOPEC signed an agreement on the preparation of a technical and commercial feasibility study for the planned expansion of their joint Verbund site in Nanjing, China. The agreement advances BASF's and SINOPEC's earlier commitment, announced on July 10, 2006, to invest well above $500 million expanding their production facilities at their 50-50 joint venture in Nanjing - BASF-YPC Co. Ltd. The companies plan to expand the capacity of the steam cracker and invest in additional downstream plants to further strengthen synergies at the site. The new activities are expected to come on stream in 2009.

    At BASF's site in Antwerp, Belgium, BASF, Dow and Solvay held a groundbreaking ceremony on September 27 for the first world-scale plant for the production of propylene oxide (PO) on the basis of hydrogen peroxide (HP). The HPPO plant will employ a new technology that has been developed jointly by BASF and Dow. The key advantages of the technology are lower costs and significantly better environmental performance.

    Outlook

    We continue to expect the following conditions in 2006:

    --  An average oil price (Brent) of about $65/barrel

    --  An average euro/dollar exchange rate of $1.25 per euro

    --  Global economic growth and chemical production growth
        (excluding pharmaceuticals) of more than 3%

    Major risk factors are the political situation in unstable areas and resulting volatility in prices for raw materials.

    In the fourth quarter, we expect demand for our products to remain strong. Despite a relaxation in the oil price, raw material costs remain high and continue to put pressure on margins.

    For the full year, we continue to expect sales to increase to more than EUR 50 billion and higher EBIT before special items compared with the previous year's strong level.

    According to our current estimates, we expect the acquisitions of Engelhard, Degussa's construction chemicals business and Johnson Polymer to result in synergies of EUR 290 million per year by 2010. The integration costs, excluding the use of step-up on inventories, are anticipated to amount to approximately EUR 200 million. Of this amount, EUR 50 million has already been recorded in EBIT as of September 30, 2006.

    We want to apply the experience gained from the -Ludwigshafen Site Project and our North American restructuring programs in a new global program to increase efficiency. Measures under this new program include the closure of production of high-impact polystyrene in Tarragona, Spain, as well as the restructuring of the butanediol value chain and the Fine Chemicals division. We expect total savings of EUR 300 million per year by 2008. The program will be associated with total one-time expenditures of EUR 160 million as well as write-downs of EUR 270 million. Of the total amount, approximately 60% has already been recorded in EBIT as of -September 30, 2006.

    Chemicals

    --  Strong increase in sales and EBIT before special items

    --  Integration of Engelhard proceeds as planned

    --  EBIT negatively impacted by THF plant in Caojing, China



Overview Chemicals                                  3rd Quarter
Million EUR                                                    Change
                                                 2006    2005     in %
Sales                                           3,442   2,063      67
Thereof Inorganics                                271     251       8
  Catalysts                                       999      19       .
  Petrochemicals                                1,607   1,309      23
  Intermediates                                   565     484      17
EBITDA                                            599     408      47
EBIT before special items                         444     268      66
EBIT before special items in percent of sales    12.9    13.0       -
EBIT                                              229     259     (12)
Assets                                         10,703   5,993      79

Overview Chemicals                              January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           8,124   5,892     38
Thereof Inorganics                                841     690     22
  Catalysts                                     1,279      55      .
  Petrochemicals                                4,305   3,672     17
  Intermediates                                 1,699   1,475     15
EBITDA                                          1,460   1,429      2
EBIT before special items                       1,112   1,109      0
EBIT before special items in percent of sales    13.7    18.8      -
EBIT                                              809   1,030    (21)
Assets                                              -       -      -


    Third-quarter sales in the Chemicals segment rose significantly (volumes 11%, prices 11%, portfolio 48%, currencies -3%). The sales growth was primarily due to the acquired catalysts business in addition to higher sales volumes and price increases. Although earnings before special items were significantly higher, EBIT was negatively impacted by high special charges in the Intermediates division and was lower than in the same period of the previous year.

    Inorganics

    We increased both sales volumes and our average sales prices. Sales of inorganic basic chemicals and specialties grew particularly strongly. The division's earnings declined because margins for methane-based derivatives such as ammonia and methanol were particularly negatively affected by significantly higher natural gas prices.

    Catalysts

    Sales in the new Catalysts division rose in particular due to the business with catalysts for diesel engines in Europe and the global business with process catalysts. The earnings trend is meeting the expectations we placed on the acquisition of Engelhard. The integration is proceeding as planned.

    Petrochemicals

    Sales increased significantly thanks to strong global demand for cracker products. The Asian and European plasticizers and solvents businesses also contributed to the sales growth. In the third quarter, we largely succeeded in passing on high raw material costs to our customers. Earnings increased significantly compared with the third quarter of 2005, which was negatively impacted by the effects of the hurricanes in the United States.

    Intermediates

    Demand for intermediates continued to develop well in all regions. In view of strong global demand, we were able to increase prices to counteract high raw material costs. Earnings before special items increased compared with the same period of the previous year, in which capacity utilization rates were lower. The restructuring of the butanediol value chain and the associated mothballing of the THF plant in Caojing, China, is part of our program to increase efficiency; the measure reduced EBIT by EUR 200 million.

    Plastics

    --  Further increase in sales and earnings

    --  Higher earnings contribution from Performance Polymers

    --  Groundbreaking for first world-scale HPPO plant



Overview Plastics                                   3rd Quarter
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           3,256   2,957     10
Thereof Styrenics                               1,297   1,135     14
  Performance Polymers                            720     743     (3)
  Polyurethanes                                 1,239   1,079     15
EBITDA                                            438     382     15
EBIT before special items                         316     267     18
EBIT before special items in percent of sales     9.7     9.0      -
EBIT                                              306     260     18
Assets                                          6,992   6,440      9

Overview Plastics                               January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           9,515   8,681     10
Thereof Styrenics                               3,680   3,399      8
  Performance Polymers                          2,208   2,164      2
  Polyurethanes                                 3,627   3,118     16
EBITDA                                          1,336   1,162     15
EBIT before special items                         963     810     19
EBIT before special items in percent of sales    10.1     9.3      -
EBIT                                              951     808     18
Assets                                              -       -      -


    In the Plastics segment, sales increased as a result of higher volumes and prices (volumes 6%, prices 5%, portfolio 1%, currencies -2%). Earnings were significantly higher than in the third quarter of 2005. This was due above all to considerably improved earnings in the Performance Polymers division.

    Styrenics

    Higher volumes and, in particular, higher sales prices led to an increase in sales. Business was especially strong in Europe, where we benefited from robust demand in the construction sector. Earnings were higher than in the same period of 2005. Margins, however, remain unsatisfactory.

    To increase capacity utilization rates, we are ceasing production of high-impact polystyrene in Tarragona, Spain. In the future, European customers will be supplied from plants in Antwerp, Belgium, and Ludwigshafen, Germany. This closure is part of our program to increase efficiency.

    Performance Polymers

    We succeeded in increasing prices further. Sales were slightly lower than in the same period of the previous year because volumes for some products declined. Earnings, however, were significantly higher.

    We have strengthened higher value engineering plastics in our portfolio as a result of smaller acquisitions in 2005 and the startup of the PBT plant in Kuantan, Malaysia, which is now operating at a high capacity utilization rate.

    Polyurethanes

    We greatly increased volumes and sales due to strong worldwide demand. Increases in raw material costs could only be passed on to the market to a limited extent. Third-quarter earnings were at the previous year's high level.

    In September, we started work on a new plant to produce propylene oxide (PO) on the basis of hydrogen peroxide (HP) at our site in Antwerp, Belgium. Dow and Solvay are our partners in the construction and subsequent operation of this first world-scale HPPO plant.

    Performance Products

    --  Sales and earnings increase significantly due to acquisitions

    --  Margin pressure for acrylic monomers

    --  Integration of Degussa Construction Chemicals and Johnson
        Polymer proceeds as planned



Overview Performance Products                       3rd Quarter
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           2,959   2,106     41
Thereof Construction Chemicals                    582       -      -
  Coatings                                        578     561      3
  Functional Polymers                             899     823      9
  Performance Chemicals                           900     722     25
EBITDA                                            341     299     14
EBIT before special items                         239     216     11
EBIT before special items in percent of sales     8.1    10.3      -
EBIT                                              180     209    (14)
Assets                                         10,175   4,864    109

Overview Performance Products                   January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           7,303   6,112     19
Thereof Construction Chemicals                    582       -      -
  Coatings                                      1,745   1,588     10
  Functional Polymers                           2,539   2,374      7
  Performance Chemicals                         2,437   2,150     13
EBITDA                                            968     969      0
EBIT before special items                         9.5     713     (2)
EBIT before special items in percent of sales    10.5    11.7      -
EBIT                                              636     715    (11)
Assets                                              -       -      -


    Sales in the Performance Products segment increased in particular due to our acquisitions (volumes 3%, prices 2%, portfolio 38%, currencies -2%). We continued to implement our value-over-volume strategy. Even so, the decline in margins for acrylic monomers adversely affected earnings before special items. Due to the contribution of the acquired businesses, earnings before special items were nevertheless higher than in the third quarter of 2005. EBIT was impacted by the use of stepup on inventories from the acquired businesses. Compared with the same period of the previous year, the segment's assets rose by EUR 5.3 billion, primarily as a result of the acquisitions.

    Construction Chemicals

    The new operating division contains Degussa's construction chemicals business, which was acquired effective July 1, 2006. Sales developed well, in particular in Admixture Systems in Europe and the Middle East and in Construction Systems in Europe and North America. The earnings trend satisfies our expectations. The integration is proceeding according to plan.

    Coatings

    Sales increased slightly compared with the third quarter of 2005. Although sales of automotive (OEM) coatings were lower as a result of a decline in automotive production in Europe and North America, worldwide sales of refinish coatings and sales of industrial coatings in Europe and South America developed well. Third-quarter earnings were at the previous year's level.

    Functional Polymers

    Sales increased compared with the third quarter of 2005 due to higher volumes and the paper coatings business acquired from Engelhard. Higher raw material costs combined with unchanged sales prices and a high level of available capacities - in particular for acrylic monomers - led to a decline in margins. It was not possible to increase prices for paper dispersions due to our customers' restructuring activities. Earnings were therefore significantly lower than in the strong third quarter of 2005.

    Performance Chemicals

    Sales and earnings increased in the Performance Chemicals division as a result of both price increases and higher volumes. Both the acquisition of the Johnson Polymer business with water-based resins for the coatings and printing inks industries and Engelhard's pigment business contributed to the increase in sales and earnings.

    Agricultural Products & Nutrition

    -- Persistently difficult market environment for agricultural products

    -- Fine Chemicals division steps up measures to increase efficiency



Overview Agricultural Products                      3rd Quarter
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                             509     576    (12)
EBITDA                                             (3)     43      .
EBIT before special items                         (54)    (24)     .
EBIT before special items in percent of sales   (10.6)   (4.2)     -
EBIT                                              (55)    (12)     .
Assets                                          4,559   5,164    (12)

Overview Agricultural Products                  January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           2,361   2,578     (8)
EBITDA                                            547     726    (25)
EBIT before special items                         324     547    (41)
EBIT before special items in percent of sales    13.7    21.2      -
EBIT                                              389     563    (31)
Assets                                              -       -      -


    Third-quarter sales in the Agricultural Products division were significantly lower than in the same period of 2006 (volumes -1%, prices/currencies -6%, portfolio -5%). Sales fell due to the divestiture of large parts of the generics business in North America and as a result of a decline in prices.

    The start to the season in South America did not result in a turnaround compared with the first half of the year. The appreciation of the real lowered the export opportunities and hence the liquidity of many farmers in Brazil. There was therefore weaker demand for our highvalue fungicides, in particular for soybeans.

    Disregarding the effects of divestitures, the fall business in Europe and North America was stronger than in 2005.

    The loss posted due to the seasonal nature of the business increased. On the basis of business to date, we expect a decline in sales and earnings for full-year 2006 compared with 2005.



Overview Fine Chemicals                             3rd Quarter
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                             464     432      7
EBITDA                                             12      34    (65)
EBIT before special items                           8       1     .7
EBIT before special items in percent of sales     1.7     0.2      -
EBIT                                              (26)      1      .
Assets                                          1,705   1,289     32

Overview Fine Chemicals                         January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           1,377   1,249     10
EBITDA                                            148      96     54
EBIT before special items                          37      28     32
EBIT before special items in percent of sales     2.7     2.2      -
EBIT                                               47       2      .
Assets                                              -       -      -


    Sales in the Fine Chemicals division increased as a result of both the pharma custom synthesis business acquired in October 2005 and Engelhard's personal care business (volumes 2%, prices/currencies -6%, portfolio 11%). We again increased volumes of aroma chemicals. Lysine prices remained under pressure and we significantly reduced sales volumes.

    EBIT before special items was higher than in the same period of 2005. This was due to the reduction in fixed costs as well as the contribution of the acquired personal care activities.

    With effect from November 1, 2006, we have combined our human nutrition and animal nutrition businesses in a single Nutrition unit to optimally utilize synergies and serve the market more efficiently. In the third quarter, we initiated further measures to reduce costs and increase efficiency and flexibility at our site in Minden, Germany. These measures negatively impacted EBIT.

    Oil & Gas

    --  Further increase in sales and earnings

    -- Baltic Sea pipeline: Priority project to secure European gas sup



Overview Oil & Gas                                  3rd Quarter
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           2,116   1,630     30
  Thereof Exploration and production            1,120     904     24
    Natural gas trading                           996     726     37
EBITDA                                            894     697     28
  Thereof Exploration and production              785     644     22
    Natural gas trading                           109      53    106
EBIT before special items                         749     594     26
  Thereof Exploration and production              672     572     17
    Natural gas trading                            77      22    250
EBIT before special items in percent of sales    35.4    36.4      -
  Thereof Exploration and production             60.0    63.3      -
    Natural gas trading                           7.7     3.0      -
EBIT                                              754     594     27
  Thereof Exploration and production              677     572     18
    Natural gas trading                            77      22    250
Assets                                          4,860   4,356     12
  Thereof Exploration and production            2,253   2,005     12
    Natural gas trading                         2,607   2,351     11

Overview Oil & Gas                              January - September
Million EUR                                                    Change
                                                 2006    2005    in %
Sales                                           7,582   5,120     48
  Thereof Exploration and production            3,420   2,459     39
    Natural gas trading                         4,162   2,661     56
EBITDA                                          2,820   1,973     43
  Thereof Exploration and production            2,327   1,712     36
    Natural gas trading                           493     261     89
EBIT before special items                       2,465   1,657     49
  Thereof Exploration and production            2,076   1,491     39
    Natural gas trading                           389     166    134
EBIT before special items in percent of sales    32.5    32.4      -
  Thereof Exploration and production             60.7    60.6      -
    Natural gas trading                           9.3     6.2      -
EBIT                                            2,470   1,657     49
  Thereof Exploration and production            2,081   1,491     40
    Natural gas trading                           389     166    134
Assets                                              -       -      -
  Thereof Exploration and production                -       -      -
    Natural gas trading                             -       -      -


    Sales and earnings were again significantly higher than in the same period of 2005 as a result of persistently high crude oil prices (prices/currencies 30%).

    Volumes in the exploration and production business sector declined slightly. Sales and earnings nevertheless increased compared with the third quarter of the previous year due to persistently high crude oil prices. Compared with the third quarter of 2005, the average price of Brent crude rose by approximately $8/barrel to just under $70/barrel. In euro terms, this corresponds to an increase of EUR 4/barrel to approximately EUR 55/barrel.

    Sales volumes in the natural gas trading business sector were slightly higher than in the third quarter of 2005. Sales prices improved, resulting in a significant increase in sales and earnings.

    WINGAS continued to expand its pipeline system and put a new compressor station into operation. This capital expenditure has increased the transport capacity of the WEDAL gas pipeline by around 30%.

    At the end of August 2006, the final shareholder agreement for the planned gas pipeline through the Baltic Sea was signed by Gazprom, Wintershall and E.ON Ruhrgas. The EU Commission recently classified the planned pipeline as a priority project for securing Europe's future energy supplies.

    Regions

    --  Europe: Significant increase in sales and earnings

    -- North America: Sales boosted by acquisitions, significantly stronger earnings

    --  Asia: High earnings contribution from petrochemicals



Regions                          Sales                  Sales
                         (location of company)  (location of customer)
                                         Change                 Change
Million EUR                2006    2005    in %   2006    2005    in %
3rd Quarter
Europe                    7,426   5,802     28   6,922   5,436     27
  Thereof Germany         5,297   3,927     35   2,374   2,097     13
North America (NAFTA)     3,206   2,291     40   3,263   2,266     44
Asia Pacific              1,987   1,645     21   2,145   1,820     18
South America, Africa,
 Middle East                680     623      9     969     839     15
                         13,299  10,361     28  13,299  10,361     28
January - September
Europe                   22,711  18,082     26  21,388  17,116     25
  Thereof Germany        16,598  12,378     34   7,785   6,351     23
North America (NAFTA)     8,563   7,141     20   8,618   7,097     21
Asia Pacific              5,342   4,395     22   5,793   4,746     22
South America, Africa,
 Middle East              1,520   1,407      8   2,337   2,066     13
                         38,136  31,025     23  38,136  31,025     23

Regions                       EBIT before
                             special items
                                         Change
Million EUR                2006    2005    in %
3rd Quarter
Europe                    1,242   1,015     22
  Thereof Germany           985     703     40
North America (NAFTA)       175     110     59
Asia Pacific                125     113     11
South America, Africa,
 Middle East                 73      89    (18)
                          1,615   1,327     22
January - September
Europe                    4,175   3,348     25
  Thereof Germany         3,125   2,217     41
North America (NAFTA)       736     732      1
Asia Pacific                365     295     24
South America, Africa,
 Middle East                114     172    (34)
                          5,390   4,547     19


    Sales by location of company in Europe climbed 28% in the third quarter of 2006. EBIT before special items rose by 22% to EUR 1,242 million. The sales and earnings growth was due in particular to the Oil & Gas segment and the new Catalysts and Construction Chemicals divisions.

    Companies in North America increased sales in dollar and euro terms by 45% and 40%, respectively. Sales were boosted in particular by the newly acquired businesses. The Petrochemicals and Polyurethanes divisions posted significantly higher sales and earnings thanks to higher volumes. At EUR 175 million, EBIT before special items was 59% higher than in the same period of 2005.

    Sales by location of company in Asia Pacific increased by 24% in local currency terms and by 21% in euro terms. EBIT before special items rose 11% to EUR 125 million. In particular, the Petrochemicals division significantly increased margins and earnings at the Verbund sites in Nanjing, China, and Kuantan, Malaysia, due to higher sales prices for cracker products and oxo alcohols.

    In South America, Africa, Middle East, third-quarter sales by location of company increased by 11% in local currencies and by 9% in euros. EBIT before special items was negatively impacted by the difficult market environment for the Agricultural Products division in Brazil.

    Overview of Other Topics

    Research and development

    Innovative products, processes and business models play a major part in ensuring the sustainability of BASF's economic success.

    Hexamoll(R) DINCH, an innovative plasticizer, was recently honored with the ICIS Publications Innovation Award 2006 as best product innovation. BASF's developers specially designed Hexamoll DINCH for use in sensitive applications such as toys and medical devices.

    The product has been approved by the European Food Safety
Authority, and production capacity is now being expanded.

    In September, we opened a Joint Innovation Lab for organic electronics at our Ludwigshafen site. At this facility, BASF employees will work together with industrial and academic partners. At present, the researchers are concentrating on organic light-emitting diodes (OLEDs) and organic photovoltaics. OLEDs are flat, thin light-emitting devices made from organic semiconductive materials. As lighting panels, they open up completely new possibilities in lighting technology.

    Employees

    Compared with the end of 2005, the number of BASF Group employees rose by 14,573 to 95,518 as of September 30, 2006. The increase was due entirely to acquisitions, in particular of Engelhard and Degussa's construction chemicals business.

    As a result of the acquisitions, the number of employees increased in all regions. At 58.3%, the largest increase was in North America. Employee numbers rose by 30.6% in Asia Pacific; by 16.4% in South
America, Africa, Middle East; and by 9% in Europe.



Employees by region
                              June 30, 2006   Dec. 31, 2005
Europe                              61,705          56,614
North America (NAFTA)               15,559           9,826
Asia Pacific                        12,626           9,669
South America, Africa,
 Middle East                         5,628           4,836
                                    95,518          80,945


    As a result of the acquisitions, personnel costs rose by 8.5% to EUR 4,436 million in the first nine months of 2006.

    Consolidated Statements of Income



                                                    3rd Quarter
Million EUR                                                    Change
                                                 2006    2005    in %

Sales                                          13,299  10,361   28.4
Cost of sales                                   9,613   7,277   32.1
Gross profit on sales                           3,686   3,084   19.5
Selling expenses                                1,325   1,083   22.3
General and administrative expenses               238     194   22.7
Research and development expenses                 327     268   22.0
Other operating income                            169      96   76.0
Other operating expenses                          527     373   41.3
Income from operations                          1,438   1,262   13.9
(Expenses)/income from financial assets            19     219  (91.3)
Interest result                                  (141)    (40)     .
Other financial result                            (11)     (3)     .
Financial result                                 (133)    176      .
Income before taxes and minority interests      1,305   1,438   (9.2)
Income taxes                                      645     622    3.7
Net income before minority interests              660     816  (19.1)
Minority interests                                 47       8  487.5
Net income                                        613     808  (24.1)

Earnings per share (EUR )
Number of shares, in million (weighted)           504     521   (3.3)
Dilutive effect                                     -       -      -
Earnings per share (EUR )
  Undiluted                                      1.22    1.55  (21.3)
  Diluted                                        1.22    1.55  (21.3)

                                                January - September
Million EUR                                                    Change
                                                 2006    2005    in %

Sales                                          38,136  31,025   22.9
Cost of sales                                  37,159  21,205   28.1
Gross profit on sales                          10,977   9,820   11.8
Selling expenses                                3,571   3,172   12.6
General and administrative expenses               631     551   14.5
Research and development expenses                 910     774   17.6
Other operating income                            587     278  111.2
Other operating expenses                        1,368   1,253    9.2
Income from operations                          5,084   4,348   16.9
(Expenses)/income from financial assets            64     332  (80.7)
Interest result                                  (244)   (131) (86.3)
Other financial result                             91     (62)     .
Financial result                                  (89)    139      .
Income before taxes and minority interests      4,995   4,487   11.3
Income taxes                                    2,364   1,941   21.8
Net income before minority interests            2,631   2,546    3.3
Minority interests                                148      99   49.5
Net income                                      2,483   2,447    1.5

Earnings per share (EUR )
Number of shares, in million (weighted)           506     528   (4.2)
Dilutive effect                                     -       -      -
Earnings per share (EUR )
  Undiluted                                      4,91    4,63    6.0
  Diluted                                        4,91    4,63    6.0


    Consolidated Balance Sheets



Million EUR                     Sept.   Sept.   Change  Dec.   Change
                                  30,     30,    in %    31,    in %
                                  2006    2005           2005
Long-term assets
Intangible assets                9,626   3,710  159.5   3,720  158.8
Property, plant and equipment   15,133  13,659   10.8  13,987    8.2
Investments accounted for using
 the equity method                 269     241   11.6     244   10.2
Other financial assets           1,247     936   33.2     813   53.4
Deferred taxes                   1,087   1,312  (17.1)  1,255  (13.4)
Other long-term assets             616     334   84.4     524   17.6
                                27,978  20,192   38.6  20,543   36.2
Short-term assets
Inventories                      6,594   5,354   23.2   5,430   21.4
Accounts receivable, trade       7,833   6,306   24.2   7,020   11.6
Other receivables and
 miscellaneous short-term
 assets                          2,463   1,804   36.5   1,586   55.3
Liquid funds                       872   4,311  (79.8)  1,091  (20.1)
                                17,762  17,775   (0.1) 15,127   17.4
Total assets                    45,740  37,967   25.5  35,670   28.2




Million EUR                      Sept.   Sept.  Change   Dec.  Change
                                   30,     30,    in %    31,    in %
                                   2006    2005           2005
Stockholders' equity
Subscribed capital               1,284   1,330   (3.5)  1,317   (2.5)
Capital surplus                  3,135   3,084    1.7   3,100    1.1
Retained earnings               12,669  11,922    6.3  11,928    6.2
Other comprehensive income         354     572  (38.1)    696  (49.1)
Minority interests                 520     444   17.1     482    7.9
                                17,962  17,352    3.5  17,523    2.5
Long-term liabilities
Provisions for pensions and
 similar obligations             1,514   4,685  (67.7)  1,547   (2.1)
Other provisions                 2,892   2,455   17.8   2,791    3.6
Deferred taxes                   1,960     829  136.4     699  180.4
Financial indebtedness           5,906   3,561   65.9   3,682   60.4
Other long-term liabilities        967     954    1.4   1,043   (7.3)
                                13,239  12,484    5.3   9,762   34.7
Short-term liabilities
Accounts payable, trade          3,591   2,332   54.0   2,777   29.3
Provisions                       2,710   2,896   (6.4)  2,763   (1.9)
Tax liabilities                    832     969  (14.1)    887   (6.2)
Financial indebtedness           5,058     318      .     259      .
Other short-term liabilities     2,348   1,616   45.3   1,699   38.2
                                14,539   8,131   79.9   8,385   74.5
Total stockholders' equity and
 liabilities                    45,740  37,967   20.5  35,670   28.2


    Consolidated Statements of Cash Flows



                                                        January -
                                                         September
Million EUR                                             2006    2005
Net income                                             2,483   2,447
Depreciation and amortization of long-term assets      2,059   1,663
Changes in net working capital                          (755)    199
Miscellaneous items                                     (224)   (299)
Cash provided by operating activities                  3,563   4,010

Payments related to tangible and intangible assets    (1,580) (1,285)
Acquisitions/divestitures                             (6,978)  1,017
Financial investments and other items                     84     109
Cash using in investing activities                    (8,474)   (159)

Proceeds from capital increases/repayments              (790) (1,115)
Changes in financial liabilities                       6,699     230
Dividends                                             (1,141)   (945)
Cash provided by/used in financing activities          4,768  (1,830)

Net changes in cash and cash equivalents                (143)  2,021
Cash and cash equivalents as of beginning of year and
 other changes                                           902   2,125
Cash and cash equivalents                                759   4,146
Marketable securities                                    113     165
Liquid funds                                             872   4,311


    At EUR 3,563 million, cash provided by operating activities was EUR 447 million lower than in the third quarter of 2005. This change was primarily due to the payment of liabilities of the acquired companies.

    Cash used in investing activities amounted to EUR 8,474 million. At EUR 1,580 million, payments related to tangible and intangible assets were higher than in the same period of the previous year but were significantly below amortization and depreciation. Acquisitions, in particular of Engelhard, Degussa's construction chemicals business and Johnson Polymer, resulted in a cash outflow of EUR 7 billion, whereas the third quarter of 2005 contained the proceeds from the sale of our stake in Basell.

    In cash provided by financing activities, share buybacks and dividend payments led to a cash outflow of EUR 1,949 million.

    In the first three quarters of 2006, we bought back 12.8 million shares for EUR 808 million or an average of EUR 63.00 per share.

    At EUR 10,964 million, financial indebtedness was EUR 7,023 million higher than on December 31, 2005. To finance the acquisitions, we issued bonds with a total volume of EUR 2 billion in the second quarter as well as commercial paper equivalent to EUR 4.5 billion.

    As of September 30, 2006, net debt was EUR 10,092 million and the equity ratio was 39.3%.

    Consolidated Statements of Recognized Income and Expense



Income and expense items
                                                           January -
                                                            September
Million EUR                                                2006  2005

Net income before minority interests                      2,631 2,546

Fair value changes in available-for-sale securities          (4)   32
Cash-flow hedges                                            (20)   17
Change in foreign currency translation adjustments         (332)  595
Actuarial gains/losses from pensions and other obligations  109  (673)
Deferred taxes                                              (24)  244
Minority interests                                          (13)   27
Total income and expenses recognized in equity             (284)  242

Total income and expense for the period                   2,347 2,788
  Thereof BASF                                            2,212 2,662
  Thereof minority interests                                135   126




Development of income      Retained
and expense recognized     earnings
directly in equity
                            Actuarial
                         gains/losses
Million EUR
As of January 1, 2006           (894)
Additions                        109
Releases                           -
Deferred taxes                   (38)
As of June 30, 2006             (823)

As of January 1, 2005           (234)
Additions                          -
Releases                        (673)
Deferred taxes                   256
As of June 30, 2005             (651)

Development of            Other comprehensive income          Total
 income                                                     income and
and expense                                                  expense
 recognized                                                 recognized
directly in equity                                           directly
                                                            in equity
                       Foreign Fair value   Cash-  Total of
                      currency changes in    flow     other
                   translation available-  hedges   compre-
                   adjustments        for           hensive
                                     sale            income
                               securities
Million EUR
As of January 1,
 2006                     475        258     (37)      696       (198)
Additions                   -         30     (26)        4        113
Releases                 (332)       (34)      6      (360)      (360)
Deferred taxes              6          1       7       (14)       (24)
As of June 30, 2006       149        255     (50)      354       (469)

As of January 1,
 2005                    (226)       193     (27)      (60)      (294)
Additions                 595         43      14       652        (21)
Releases                    -        (11)      3        (8)        (8)
Deferred taxes            (11)         5      (6)      (12)       244
As of June 30, 2005       358        230     (16)      572        (79)


    Consolidated Statements of Stockholders' Equity



January - September 2006      Number of      Subscribed   Capital
                               subscribed    capital      surplus
                               shares
                              outstanding
Million EUR
As of January 1, 2006           514,379,000        1,317       3,100
Share buy-back and
 cancellation of own shares
 including own shares intended
 to
be cancelled                    (12,829,000)         (33)         35
Capital injection by minority
 interests                                -            -           -
Dividends paid                            -            -           -
Net income                                -            -           -
Income and expense recognized
 directly
in equity                                 -            -           -
Change in scope of
 consolidation and
other changes                             -            -           -
As of September 30, 2006        501,550,000        1,284       3,135

January - September 2005      Number of      Subscribed   Capital
                               subscribed    capital      surplus
                               shares
                              outstanding
Million EUR
As of January 1, 2005           540,440,410        1,384       3,028
Share buy-back and
 cancellation of own shares
 including own shares intended
 to
be cancelled                    (20,902,229)         (54)         56
Capital distribution to
 minority interests                       -            -           -
Dividends paid                            -            -           -
Net income                                -            -           -
Income and expense recognized
 directly
in equity                                 -            -           -
Conditional capital: Exercise
 of
conversion rights by former
 Wintershall
sharejolders                            819            -           -
Change in scope of
 consolidation and
other changes                             -            -           -
As of September 30, 2005        519,539,000        1,330       3,084

January - September 2006      Retained Other com-  Minority  Stock-
                              earnings  prehensive interests holders'
                                        income               equity
Million EUR
As of January 1, 2006          11,928         696       482   17,523
Share buy-back and
 cancellation of own shares
 including own shares intended
 to
be cancelled                     (810)          -         -     (808)
Capital injection by minority
 interests                          -           -        18       18
Dividends paid                 (1,014)          -      (127)  (1,141)
Net income                      2,483           -       148    2,631
Income and expense recognized
 directly
in equity                          71        (342)      (13)     284
Change in scope of
 consolidation and
other changes                      11           -        12       23
As of September 30, 2006       12,669         354       520   17,962

January - September 2005      Retained Other com-  Minority  Stock-
                              earnings  prehensive interests holders'
                                        income               equity
Million EUR
As of January 1, 2005          11,923         (60)      328   16,603
Share buy-back and
 cancellation of own shares
 including own shares intended
 to
be cancelled                   (1,126)          -         -   (1,124)
Capital distribution to
 minority interests                 -           -        10       10
Dividends paid                   (904)          -       (41)    (945)
Net income                      2,447           -        99    2,546
Income and expense recognized
 directly
in equity                        (417)        632        27      242
Conditional capital: Exercise
 of
conversion rights by former
 Wintershall
sharejolders                        -           -         -        -
Change in scope of
 consolidation and
other changes                      (1)          -        21       20
As of September 30, 2005       11,922         572       444   17,352


    Segment Reporting



3rd Quarter              Sales                  EBITDA

Million EUR                2006    2005    in %  2006   2005    in %

Chemicals                 3,442   2,063   66.8    599    408   46.8
Plastics                  3,256   2,957   10.1    438    382   14.7
Performance Products      2,959   2,106   40.5    341    299   14.0
Agricultural Products &
Nutrition                   973   1,008   (3.5)     9     77  (88.3)
  Thereof Agricultural
   Products                 509     576  (11.6)    (3)    43      .
  Fine Chemicals            464     432    7.4     12     34  (64.7)
Oil & Gas                 2,116   1,630   29.8    894    697   28.3
Other(a)                    553     597   (7.4)    87    (20)     .
                         13,299  10,361   28.4  2,368  1,843   28.5

3rd Quarter              Income from operations   Income from
                          (EBIT) before special   operations (EBIT)
                          items

Million EUR                 2006   2005     in %  2006   2005    in %

Chemicals                    444    268    65.7    229    259  (11.6)
Plastics                     316    267    18.4    306    260   17.7
Performance Products         239    216    10.6    180    209  (13.9)
Agricultural Products &
Nutrition                    (46)   (23) (100.0)   (81)   (11)     .
  Thereof Agricultural
   Products                  (54)   (24)      .    (55)   (12)     .
  Fine Chemicals               8      1       .    (26)     1      .
Oil & Gas                    749    594    26.1    754    594   26.9
Other(a)                     (87)     5       .     50    (49)     .
                           1.615  1.327    21.7  1,438  1,262   13.9




3rd Quarter                   Research and    Assets(b)
                               development
                               expenses

Chemicals                      46   34  35.3  10,703   5,993   78.6
Plastics                       38   33  15.2   6,992   6,440    8.6
Performance Products           84   55  52.7  10,175   4,864  109.2
Agricultural Products &
Nutrition                     103   98   5.1   6,264   6,453   (2.9)
  Thereof
  Agricultural Products        82   80   2.5   4,559   5,164  (11.7)
  Fine Chemicals               21   18  16.7   1,705   1,289   32.3
Oil & Gas                       -    -     -   4,860   4,356   11.6
Other(a)                       56   48  16.7   6,746   9,861  (31.6)
                              327  268  22.0  45,740  37,967   20.5

3rd Quarter                       Additions to       Amortization and
                                  fixed assets(c)    depreciation(c)

Chemicals                           155   77  101.3  370  149  148.3
Plastics                            103  113   (8.8) 132  122    8.2
Performance Products              3,422   61      .  161   90   78.9
Agricultural Products &
Nutrition                            20   33  (39.4)  90   88    2.3
  Thereof
  Agricultural Products               1   22  (95.5)  52   55   (5.5)
  Fine Chemicals                     19   11   72.7   38   33   15.2
Oil & Gas                           178  106   67.9  140  103   35.9
Other(a)                             44   18  144.4   37   29   27.6
                                  3,922  408      .  930  581   60.1


    Segment Reporting



January - September       Sales                 EBITDA

Million EUR                 2006    2005   in %  2006   2005    in %

Chemicals                  8,124   5,892  37.9  1,460  1,429    2.2
Plastics                   9,515   8,681   9.6  1,336  1,162   15.0
Performance Products       7,303   6,112  19.5    968    969   (0.1)
Agricultural Products &
Nutrition                  3,738   3,827  (2.3)   695    822  (15.5)
  Thereof Agricultural
   Products                2,361   2,578  (8.4)   547    726  (24.7)
  Fine Chemicals           1,377   1,249  10.2    148     96   54.2
Oil & Gas                  7,582   5,120  48.1  2,820  1,973   42.9
Other(a)                   1,874   1,393  34.5   (136)  (344)  60.5
                          38,136  31,025  22.9  7,143  6,011   18.8

January - September         Income from           Income from
                             operations (EBIT)    operations (EBIT)
                             before special
                             items

Million EUR                  2006   2005    in %  2006   2005    in %

Chemicals                   1,112  1,109    0.3    809  1,030  (21.5)
Plastics                      963    810   18.9    951    808   17.7
Performance Products          696    713   (2.4)   636    715  (11.0)
Agricultural Products &
Nutrition                     361    575  (37.2)   436    565  (22.8)
  Thereof Agricultural
   Products                   324    547  (40.8)   389    563  (30.9)
  Fine Chemicals               37     28   32.1     47      2      .
Oil & Gas                   2,465  1,657   48.8  2,470  1,657   49.1
Other(a)                     (207)  (317)  34.7   (218)  (427)  48.9
                            5,390  4,547   18.5  5,084  4,348   16.9




January - September           Research and    Assets(b)
                               development
                               expenses

Chemicals                     112   89  25.8  10,703   5,993   78.6
Plastics                      111  102   8.8   6,992   6,440    8.6
Performance Products          203  152  33.6  10,175   4,864  109.2
Agricultural Products &
Nutrition                     299  276   8.3   6,264   6,453   (2.9)
  Thereof
  Agricultural Products       245  223   9.9   4,559   5,164  (11.7)
  Fine Chemicals               54   53   1.9   1,705   1,289   32.3
Oil & Gas                       -    1     -   4,860   4,356   11.6
Other(a)                      185  154  20.1   6,746   9,861  (31.6)
                              910  774  17.6  45,740  37,967   20.5

January - September          Additions to         Amortization and
                             fixed assets(c)      depreciation(c)

Chemicals                    3,550    534      .    651    399  63.2
Plastics                       437    315   38.7    385    354   8.8
Performance Products         4,424    249      .    332    254  30.7
Agricultural Products &
Nutrition                      339     97  249.5    259    257   0.8
  Thereof
  Agricultural Products         53     48   10.4    158    163  (3.1)
  Fine Chemicals               286     49  483.7    101     94   7.4
Oil & Gas                      368    356    3.4    350    316  10.8
Other(a)                       361     69  423.2     82     83  (1.2)
                             9,479  1,620  485.1  2,059  1,663  23.8


    (a) "Other" contains the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also contains foreign currency results from financial indebtedness that are not allocated to the segments, from hedging of forecasted sales as well as from currency positions that are macrohedged (EUR (30) million in the third quarter (2005: EUR 19 million) and EUR 63 million in the first nine months (2005: EUR (120) million)).

    (b) The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, liquid funds, financial receivables, deferred taxes; September 30, 2006: EUR 4,827 million, September 30, 2005: EUR 8,194 million).

    (c) Intangible and tangible fixed assets

    Explanations to the Interim Financial Statements

    1. Basis of presentation

    The Consolidated Financial Statements of BASF Group for the year ended December 31, 2005 were prepared according to the International Financial Reporting Standards (IFRS) valid as of the balance sheet date. The current interim financial statements were prepared using the same accounting policies. BASF's Financial Report for fiscal 2005 is available on the Internet at corporate.basf.com/financial-report.

    The previous year's figures have been adjusted as follows in accordance with the changes made effective December 31, 2005: Expenses in the Oil & Gas segment related to exploration for oil and gas deposits and to dry holes are now recorded as other operating expenses rather than as research and development expenses. In association with the change to IAS 19, actuarial gains and losses from the valuation of pension obligations are recognized against retained earnings in the reporting period in which they occur.

    Compared with the end of 2005, the assumptions used to determine expenses for pension benefit were changed as follows with effect from September 30, 2006: The interest rate was increased from 4.25% to 4.50% and the expected pension increase from 1.50% to 1.75%.

    The interim financial statements have not been audited.

    2. Scope of consolidation

    The Consolidated Financial Statements include BASF
Aktiengesellschaft, the parent company, as well as all material subsidiaries on a fully consolidated basis. Material jointly operated companies are proportionally consolidated. The number of fully and proportionally consolidated companies has developed as follo



                                          2006       2005
As of January 1                            180        160
  Thereof proportionally
   consolidated                             15         12
First-time consolidations                  167         28
  Thereof proportionally
   consolidated                              -          4
  Thereof changes in the
   consolidation
  method                                     1         (1)
Deconsolidations                             4          8
  Thereof proportionally
   consolidated                              -          -
As of September 30/December 31             343        180
  Thereof proportionally
   consolidated                             15         15


    First-time consolidations since January 1, 2006 comprised:

    -- A total of 79 companies associated with the acquisition of Engelhard Corporation;

    -- A total of 70 companies from the acquisition of Degussa's construction chemicals business;

    --  A total of three companies from the acquisition of Johnson
        Polymer;

    -- The biotechnology company CropDesign N.V., Belgium, acquired in May;

    --  BASF Services Europe GmbH, Berlin, and BASF Asia Pacific
        Service Centre Sdn. Bhd., Malaysia, which, respectively, perform finance and human resources services for BASF companies in Europe and Asia; and

    -- Twelve previously unconsolidated companies with headquarters in Germany, Spain, Australia, China, Malta and Switzerland due to their increased importance.

    Four companies have been deconsolidated since the beginning of 2006 due to their decreased significance or merger with other BASF companies.

    Companies accounted for using the equity method were as follows:



                                      Sept. 30, Dec. 31, 2005
                                            2006
Affiliated companies                         10           11
Joint ventures                                2            2
Other associated companies                    3            3
                                             15           16


    3. Acquisitions/divestitures



Effect of acquisitions and divestitures
on BASF Group assets
                                                   September 30, 2006
                                                    Million
                                                        EUR          %
Long-term assets                                      8,344      70.4
  Thereof goodwill                                    2,879      24.3
    Intangible assets                                 3,249      27.4
    Property, plant and equipment                     1,759      14.8
Short-term assets                                     3,504      29.6
  Thereof Inventories                                   962       8.1
    Accounts receivable, trade                        1,043       8.8
    Other receivables and miscellaneous short-term
     assets                                           1,357      11.5
Assets                                               11,848     100.0


    The provisional purchase price allocations for Engelhard
Corporation, Degussa's construction chemicals business and Johnson Polymer are included in the above table under the respective balance sheet items.



-- Important Dates             -- Contacts
-- February 22, 2007           -- Corporate Media Relations:
   Annual Results 2006            Michael Grabicki
-- April 26, 2007                 Phone: +49 621 60-99938
   Interim Report First Quarter   Fax: +49 621 60-92693
    2007 and Annual Meeting    -- Investor Relations:
-- August 1, 2007                 Magdalena Moll
   Interim Report Second          Phone: +49 621 60-48230
   Quarter 2007                   Fax: +49 621 60-22500
-- October 30, 2007            -- General inquiries
-- Interim Report Third Quarter   Phone: +49 621 60-0
 2007                             Fax: +49 621 60-42525
                               -- Internet: corporate.basf.com
                               -- BASF Aktiengesellschaft
                                  67056 Ludwigshafen
                                  Germany




Forward-looking statements

This report contains forward-looking statements under the U.S. Private
 Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. The Annual Report on Form 20-F is available on the Internet at corporate.basf.com/20-f-report. We do not assume any obligation to update the forward-looking statements contained in this report.


    You can find this and other publications from

    BASF on the Internet at www.corporate.basf.com.

    You can also order the reports

    --  by telephone: +49 621 60-91827

    --  by fax: +49 621 60-20162

    --  on the Internet: www.corporate.basf.com/mediaorders

    CONTACT: BASF
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf.com
             or
             Investor Relations
             Magdalena Moll, +49 621-48230
             Fax:+49 621 22500
             presse.kontakt@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft

November 2, 2006                By: /s/ Elisabeth Schick
                                ------------------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen
                                and Europe


                                By: /s/ Christian Schubert
                                ------------------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group